UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Liberty Tax, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

53128T102

(CUSIP Number)

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 206

Orlando, FL 32819

(407) 909-8015

With a copy to:

Bradley L. Finkelstein

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 19, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53128T102	13D	Page 2 of 11

(1)	NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
2,334,959 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
2,334,959 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,334,959 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 12,823,020 shares of Class A common stock, par value $0.01 per share, outstanding as of April 23, 2018, as reported in the Definitive Proxy Statement on Schedule 14A filed by Liberty Tax, Inc. on April 27, 2018, plus (i) 200,000 shares of Class A common stock convertible from Class B common stock and (ii) 1,000,000 shares of Class A common stock resulting from the exchange of certain exchangeable shares.

CUSIP No. 53128T102	13D	Page 3 of 11

(1)	NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
2,334,959 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
2,334,959 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,334,959 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 12,823,020 shares of Class A common stock, par value $0.01 per share, outstanding as of April 23, 2018, as reported in the Definitive Proxy Statement on Schedule 14A filed by Liberty Tax, Inc. on April 27, 2018, plus (i) 200,000 shares of Class A common stock convertible from Class B common stock and (ii) 1,000,000 shares of Class A common stock resulting from the exchange of certain exchangeable shares.

CUSIP No. 53128T102	13D	Page 4 of 11

(1)	NAMES OF REPORTING PERSONS Brian R. Kahn
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
2,334,959 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
2,334,959 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,334,959 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 12,823,020 shares of Class A common stock, par value $0.01 per share, outstanding as of April 23, 2018, as reported in the Definitive Proxy Statement on Schedule 14A filed by Liberty Tax, Inc. on April 27, 2018, plus (i) 200,000 shares of Class A common stock convertible from Class B common stock and (ii) 1,000,000 shares of Class A common stock resulting from the exchange of certain exchangeable shares.

Item 1.	Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the Class A common stock, par value $0.01 per share (the “Common Stock”), of Liberty Tax, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1716 Corporate Landing Parkway, Virginia Beach, Virginia 23454.

Item 2.	Identity and Background.

(a)	Name

This Statement is filed by:

(i)	Vintage Capital Management, LLC, a Delaware limited liability company (“Vintage Capital”);
(ii)	Kahn Capital Management, LLC, a Delaware limited liability company (“Kahn Capital”), who serves as a member and majority owner of Vintage Capital; and
(iii)	Brian R. Kahn, who serves as (A) the manager and a member of Vintage Capital; and (B) the manager and sole member of Kahn Capital.

Vintage Capital, Kahn Capital and Mr. Kahn are referred to collectively as the “Reporting Persons.”

A portion of the shares of Common Stock to which this Statement relates are held by entities for which Vintage Capital serves as the investment advisor. Vintage Capital may be deemed to have beneficial ownership over these shares of Common Stock.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 1.

(b)	Residence or Business Address

The address of the principal business and principal office of each of the Reporting Persons is 4705 S. Apopka Vineland Road, Suite 206, Orlando, Florida 32819.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The principal business of Vintage Capital is acting as an investment manager.

The principal business of Kahn Capital is acting as a member of Vintage Capital.

The principal occupation of Mr. Kahn is acting as the manager of each of Vintage Capital and Kahn Capital.

(d)	Criminal Convictions

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

Mr. Kahn is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the Reporting Persons. The aggregate purchase price of the 2,334,959 shares of Common Stock was approximately $20,582,519 (excluding commissions).

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock for investment purposes, and such purchases were made in the ordinary course of business of the Reporting Persons. As of the date of this Statement, the transactions contemplated by the Stock Purchase Agreements and Amended and Restated Stock Purchase Agreements have not been consummated and the Reporting Persons do not have legal ownership of the Contracted Shares (as defined below).

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Directors of the Issuer (the “Board”), other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; (4) pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

On July 19, 2018, Vintage Tributum, LP (“Vintage Tributum”) entered into stock purchase agreements (the “Stock Purchase Agreements”) with (1) John T. Hewitt and the John T. Hewitt IRA held in the custody of Merrill Lynch Wealth Management (together, the “Hewitt Parties”); and (2) Datatax Business Services Limited, 714718 Alberta, Ltd. and Steven Ibbotson (the “Ibbotson Parties”). On July 30, 2018, Vintage Tributum and the Hewitt Parties and the Ibbotson Parties, as applicable, amended and restated the Stock Purchase Agreements and entered into amended and restated stock purchase agreements (the “Amended and Restated Stock Purchase Agreements”). Pursuant to the Amended and Restated Stock Purchase Agreements, Vintage Tributum agreed to purchase a total of 1,498,261 shares of Common Stock (the “Contracted Shares”) and assigned the right to purchase 3,555,353 shares of Common Stock to the Cannell Entities (as defined below) and the B. Riley Entities (as defined below).

On July 19, 2018, in connection with the assignments described above, Vintage Tributum entered into voting agreements with (1) affiliates of Cannell Capital LLC (the “Cannell Entities”); and (2) B. Riley Financial, Inc. and certain of its affiliates (the “B. Riley Entities”). On July 31, 2018, Vintage Tributum entered into a voting agreement with Mr. Hewitt. All of these voting agreements are referred to as the “Voting Agreements.” Pursuant to the applicable Voting Agreements, each Stockholder (as defined in the Voting Agreement) agreed (1) not to transfer any of the shares of Common Stock subject to the Voting Agreement; and (2) to vote in favor of the election to the Board of Matthew Avril, Brian Kahn, Andrew Laurence, Bryant Riley and Brent Turner and against the election to the Board of any other individuals (unless otherwise agreed by Vintage Tributum). Each of the Voting Agreements will automatically terminate and be of no further force or effect upon the earliest to occur of (1) three months after the consummation of Vintage Tributum’s investment in the Issuer; (2) the agreement of the parties to the respective Voting Agreements; and (3) the election to the Board of the individuals nominated by Vintage Tributum. An aggregate of 1,163,175 shares of Common Stock are subject to the Voting Agreements (which does not include the 2,334,959 shares of Common Stock to which this Statement relates).

On July 19, 2018, Vintage Tributum entered into an agreement with the Issuer (the “Issuer Agreement”). Pursuant to the Issuer Agreement, (1) the Issuer agreed that the Board would take all necessary action to increase the size of the Board to nine directors consisting of five vacancies; and (2) Vintage Tributum agreed that at least three of the individuals elected by it to fill those vacancies would meet the standards necessary for the Board to reasonably determine that they are “independent” for purpose of the listing rules of The Nasdaq Stock Market.

The foregoing summary of the Stock Purchase Agreements, the Voting Agreements and the Issuer Agreement does not purport to be complete and is qualified in its entirety by the full text of each of the Stock Purchase Agreements, the Voting Agreements and the Issuer Agreement, which are attached as Exhibits 2, 3, 4 and 5 and are incorporated by reference.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern Time, on August 1, 2018, the Reporting Persons beneficially owned 2,334,959 shares of Common Stock, representing approximately 16.7% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 12,823,020 shares of Common Stock outstanding as of April 23, 2018, as reported in the Definitive Proxy Statement on Schedule 14A filed by the Issuer on April 27, 2018, plus (i) 200,000 shares of Common Stock convertible from Class B common stock and (ii) 1,000,000 shares of Common Stock resulting from the exchange of certain exchangeable shares.

A portion of the shares of Common Stock are held by entities for which Vintage Capital serves as the investment advisor. Vintage Capital may be deemed to have beneficial ownership over these shares of Common Stock.

Kahn Capital, as a member and the majority owner of Vintage Capital, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Vintage Capital, and may be deemed to be the indirect beneficial owner of such shares. Kahn Capital disclaims beneficial ownership of such shares for all other purposes.

Mr. Kahn, as the manager of each of Vintage Capital and Kahn Capital, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Vintage Capital, and may be deemed to be the indirect beneficial owner of such shares. Mr. Kahn disclaims beneficial ownership of such shares for all other purposes.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock.

(c)       Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Statement.

(d)       No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description
1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13G filed by Vintage Capital Management, LLC, Kahn Capital Management, LLC and Brian R. Kahn on July 27, 2017).
2	Amended and Restated Stock Purchase Agreement, dated July 30, 2018, by and among Vintage Tributum LP, John T. Hewitt and the John T. Hewitt IRA held in the custody of Merrill Lynch Wealth Management.
3	Amended and Restated Stock Purchase Agreement, dated July 30, 2018, by and among Vintage Tributum LP, Datatax Business Services Limited, 714718 Alberta, Ltd. and Steven Ibbotson.
4	Form of Voting Agreement.
5	Agreement, dated July 19, 2018 by and between Liberty Tax, Inc. and Vintage Tributum LP.

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all unreported transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern Time, on August 1, 2018.

Person Effecting the Transaction	Transaction Date	Nature of Transaction	Number of Securities	Price Per Share
Vintage Tributum LP	July 19, 2018	Private purchases*	1,498,261	$8.54
Vintage Tributum LP	August 1, 2018	Open Market Purchase	165,000	$8.9477**

*As of 4:00 p.m., Eastern Time, on August 1, 2018, these purchases have not been consummated.

** (excluding commissions)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2018
VINTAGE CAPITAL MANAGEMENT, LLC

	By:	/s/ Brian R. Kahn
		Name:	Brian R. Kahn
		Title:	Manager

KAHN CAPITAL MANAGEMENT, LLC

	By:	/s/ Brian R. Kahn
		Name:	Brian R. Kahn
		Title:	Manager

/s/ Brian R. Kahn
Brian R. Kahn

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13G filed by Vintage Capital Management, LLC, Kahn Capital Management, LLC and Brian R. Kahn on July 27, 2017).
2	Amended and Restated Stock Purchase Agreement, dated July 30, 2018, by and among Vintage Tributum LP, John T. Hewitt and the John T. Hewitt IRA held in the custody of Merrill Lynch Wealth Management.
3	Amended and Restated Stock Purchase Agreement, dated July 30, 2018, by and among Vintage Tributum LP, Datatax Business Services Limited, 714718 Alberta, Ltd. and Steven Ibbotson.
4	Form of Voting Agreement.
5	Agreement, dated July 19, 2018 by and between Liberty Tax, Inc. and Vintage Tributum LP.

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